UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On August 18, 2025, Nvni Group Limited (the “Company”) issued a press release announcing the implementation of a new executive compensation program designed to align leadership performance with long-term growth objectives (the “Program”). The Program links executive rewards to key performance metrics including Return on Invested Capital (ROIC) and Net Revenue Organic Growth (NROG). A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The foregoing is only a brief description of the Program and is qualified in its entirety by the full text of the Program, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

The Company has also made available an updated investor presentation (the “Investor Presentation”), which the Company may use from time to time in meetings with investors, analysts and other interested parties. A copy of the Investor Presentation is furnished as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	NVNI Group Limited 2025 Long-Term Incentive Plan.
99.1	Press Release, dated August 18, 2025.
99.2	Investor Presentation August 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 20, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

3